SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:
Ryanair Holdings PLC (LEI: 635400BR2ROC1FVEBQ56)
Address: Ryanair Dublin Office, Airside Business Park Swords, Dublin, IE-D, K67NY94, IE

2. Reason for the notification (please tick the appropriate box or boxes):
[X ] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name:Artisan Partners Limited Partnership		City and country of registered office (if applicable):Registered Office: Wilmington, Delaware, United States of AmericaBusiness Office: Milwaukee, Wisconsin, United States of America
4. Full name of shareholder(s) (if different from 3.)v:
Bank of New York - New York - United States of America
Brown Brothers Harriman - Boston - United States of America
CIBC Mellon - Toronto - Canada
HSBC - Hong Kong
JPMorgan Chase - Dallas - United States of America
Mellon Bank - Pittsburgh - United States of America
Northern Trust - Chicago - United States of America
RBC Investor & Treasury Services - Toronto - Canada
State Street Bank - Boston - United States of America
State Street Bank - Luxembourg
US Bank - St. Louis - United States of America

5. Date on which the threshold was crossed or reachedvi: 23-March-2026
6. Date on which issuer notified: 25-March-2026
7. Threshold(s) that is/are crossed or reached: Above 4%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.022%	n/a	4.022%	1,046,484,438
Position of previous notification (if applicable)	3.996%	n/a	3.996%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct	Indirect	Direct	Indirect
IE00BYTBXV33		42,091,516		4.022%
SUBTOTAL A	42,091,516		4.022%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X ] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Artisan Partners Asset Management Inc.
Artisan Partners Holdings LP
Artisan Investments GP LLC
Artisan Partners Limited Partnership	4.022%	n/a	4.022%

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Done at Milwaukee, Wisconsin, United States of America on March 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 March, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary